NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
PO Box 11066 Bayside Victoria 3199 Australia
Suite 5 Level 1 Dolphin House
405 Nepean Highway Frankston Victoria 3199 Australia
Telephone: +61 3 9770 0063
Facsimile: +61 3 9770 0129
norwood@norwoodabbey.com.au
www.norwoodabbey.com

07020614

17 January 2007

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 2 4 2007
WASH, D.C.
161

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
28-11-06	NIM Funding & Virosome Acquisition Approved
07-12-06	NAL Update
11-12-06	Notice of Change of Substantial Holder – Form 604
14-12-06	Notice of Change of Substantial Holder – Form 604
15-01-07	MIT Patent Granted in Australia
16-01-07	Additional Epi-LASIK Patent Granted in US

SUPPL

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

PROCESSED
JAN 3 0 2007
THOMSON
FINANCIAL

1/29

NORWOOD ABBEY

NORWOOD IMMUNOLOGY A$16.3 MILLION FUNDING & VIROSOME ACQUISITION APPROVED

Key points:

- ***Norwood Immunology ("NIM"):***
    - ***Institutional placement to raise £6.6 million (approximately A$16.3 million) approved***
    - ***Virosome Biologicals acquisition on improved terms approved***
- ***Norwood Abbey to receive A$1.22 million loan repayment***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that its associate company Norwood Immunology Ltd [AIM:NIM] has confirmed that the previously foreshadowed fundraising and acquisition of Virosome Biologicals BV has been approved by NIM shareholders in an Extraordinary General Meeting.

Upon completion of the fundraising, Norwood Abbey will be entitled to receive repayment from Norwood Immunology of its outstanding loan balance, currently standing at approximately A$1.22 million.

A transcript of the Norwood Immunology release is reproduced below:

"Norwood Immunology Limited ('Norwood Immunology' or 'the Company') (AIM:NIM), the company focused on the rejuvenation of the immune system, today announces that further to its announcement on 31 October 2006, it has completed its Extraordinary General Meeting earlier today and all resolutions in order to complete the £6.6m (approximately £6.2m net of expenses) fundraising with the issue of the placement of 55,000,000 ordinary shares in the Company ("Placement Shares") together with 48,014,489 ordinary shares in the Company ("Acquisition Shares") as part consideration for a proposed acquisition ("Acquisition") of all of the issued shares of Bestewil Holding B.V. ("Bestewil") and its 100% subsidiary Virosome Biologicals B.V. were successfully passed and approved.

Application has been made for admission of new ordinary shares (comprising 55,000,000 Placement Shares, 48,014,489 Acquisition Shares and 1,315,435 Third Party Shares as part payment for services provided by third parties in relation to the Acquisition) (together the "New Ordinary Shares") to the AIM market of London Stock Exchange plc and dealings are expected to commence on 28 November 2006 in relation to the Acquisition Shares and Placing Shares and on 29 November in relation to the Third Party Shares issued as part payment for services provided by third parties in relation to the Acquisition.

The New Ordinary Shares will rank pari passu in all respects with the existing ordinary shares of the Company."

To find out more about the Norwood group, visit www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

NORWOOD ABBEY

Norwood Abbey Update

The substantial fall in the share price of Norwood Abbey ('Norwood') is of utmost disappointment and concern to the Board and Management. Whilst we cannot be sure as to the reasons for the share price fall and market sentiment, at least some of the decline may be related to the markets concerns over developments in both Norwood's associate company Norwood Immunology Ltd [AIM:NIM] ("NIM") as well as the Norwood EyeCare division together with the Company's cash position and operating overheads.

The primary underlying strategy of Norwood Abbey Ltd ("Norwood") is to seek to acquire, develop and commercialize innovative medical technologies and to then endeavor to crystallize an enhanced value via a spin out, licensing or sale of the project.

All Norwood's projects are based on a strong intellectual property position. While the Norwood group has been very successful in developing a very substantial intellectual property position, the value of this intellectual property is subject to commercial considerations - as well as from a share price point of view, market sentiment.

Norwood Immunology

Over recent weeks, Norwood Immunology Ltd [AIM:NIM] ("NIM") completed a £6.6m fundraising together with the acquisition of all of the issued shares of Bestewil Holding B.V. and its 100% subsidiary Virosome Biologicals B.V. These are very positive factors in regard to the future development of NIM in which Norwood has a substantial investment and continues to be the largest single shareholder with approximately 49 million shares representing approximately 21.5% of the Company. This holding is currently valued at approximately A$20 million which is worth in excess of 10 cents per Norwood share on issue.

Eye Care

The Company's focus is on entering into commercial partnering arrangements for all its projects. This is intended to further reduce the company's direct cash outflows, as partners assume increased responsibility for patent prosecution, research and development, and royalty payments under in-licensing arrangements.

As outlined at Norwood Abbey's recent Annual General Meeting, the Company is currently in discussions with several parties with respect to the possible sale or licensing of its EyeCare project. In addition, the Company is involved in discussions with a number of parties who have expressed interest in regard to the possible licensing of the Company's Needle-free Injection technology.

Expenditures and Cash

As outlined at the recent AGM, general operating costs of NAL have been substantially reduced over the past twelve months and further reductions are currently taking place. Norwood recently received repayment from NIM of approximately A$1.3 million of outstanding loans.

To find out more about the Norwood group, visit www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

Form 604

Corporations Act 2001

Notice of change of interests of substantial holder

To Company Name/Scheme: Norwood Abbey Limited

ACN/ARSN: 085 162 456

1. Details of substantial holder (1)

Names: Indus Capital Partners, LLC, Indus Asia Pacific Master Fund, Ltd

ACN/ARSN (if applicable): Not applicable

There was a change in the interests of the substantial holder on: 07/12/2006

The previous notice was given to the company on: 05/09/2005

The previous notice was dated: 02/09/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ordinary Shares	15,753,013	8.4812%	11,931,744	6.23%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
20/11/2006	Indus Asia Pacific Master Fund, Ltd Indus Capital Partners, LLC	Sale on market	$10,175.00	92,500 Ordinary Shares	92,500
22/11/2006	Indus Asia Pacific Master Fund, Ltd Indus Capital Partners, LLC	Sale on market	$3,025.00	27,500 Ordinary Shares	27,500
24/11/2006	Indus Asia Pacific Master Fund, Ltd Indus Capital Partners, LLC	Sale on market	$7,869.75	74,950 Ordinary Shares	74,950
27/11/2006	Indus Asia Pacific Master Fund, Ltd Indus Capital Partners, LLC	Sale on market	$40,361.90	403,619 Ordinary Shares	403,619
28/11/2006	Indus Asia Pacific Master Fund, Ltd Indus Capital Partners, LLC	Sale on market	$1,760.00	17,600 Ordinary Shares	17,600
29/11/2006	Indus Asia Pacific Master Fund, Ltd Indus Capital Partners, LLC	Sale on market	$1,125.00	11,250 Ordinary Shares	11,250
05/12/2006	Indus Asia Pacific Master Fund, Ltd Indus Capital Partners, LLC	Sale on market	$44,577.70	768,581 Ordinary Shares	768,581
07/12/2006	Indus Asia Pacific Master Fund, Ltd Indus Capital Partners, LLC	Sale on market	$178,499.80	2,425,269 Ordinary Shares	2,425,269

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Indus Asia Pacific Master Fund, Ltd	C/- Indus Capital Partners, LLC 152 West 57th Street 28th Floor New York, New York 10019
Indus Capital Partners, LLC	152 West 57th Street 28th Floor New York, New York 10019

Signature

print name Brian Guzman, Indus Capital Partners, LLC, capacity Managing Director / Counsel

sign here [signature] date 11/12/06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included on any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Indus Asia Pacific Master Fund, Ltd	Registered holder of the shares	Class and number of securities	Person's votes
Indus Asia Pacific Master Fund, Ltd	Indus Asia Pacific Master Fund, Ltd	Indus Asia Pacific Master Fund, Ltd	Power to control the exercise of right to vote and dispose of securities as	2,425,269 Ordinary Shares	2,425,269
Indus Capital Partners, LLC	Indus Asia Pacific Master Fund, Ltd	Indus Asia Pacific Master Fund, Ltd	Power to control the exercise of right to vote and dispose of securities as fund manager Indus Asia Pacific Master Fund, Ltd.	2,425,269 Ordinary Shares	2,425,269

Form 604

Corporations Act 2001
Section 671B

Notice of change of substantial holder

To Company Name/Scheme: **Norwood Abbey Ltd.**

ACN/ARSN: 085 162 456

1. Details of substantial holder (1)

Name: Oppenheimer Funds Inc. a member of the MassMutual Financial Group (Massachusetts Mutual Life Insurance Co. and Subsidiaries)

ACN/ARSN (if applicable): Not Applicable

There was a change in the interests of the substantial holder on:	12/12/2006
The previous notice was given to the company on:	12/06/2005
The previous notice was dated	12/06/2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting Power (5)
Common Stock	13,202,500	7.02%	7,000,000	3.68%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
12/12/2006	Oppenheimer International Small Company Fund	Investment Management	See attached Annexure A	6,202,500	6,202,500

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as a holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Oppenheimer International Small Company Fund			Investment Management	Common- 7,000,000	7,000,000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Oppenheimer International Small Company Fund	Mutual Fund advised by reporter

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Oppenheimer Funds Inc, a member of the MassMutual Financial Group (Massachusetts Mutual Life Insurance Co. and Subsidiaries)	2 World Financial Center 225 Liberty Street New York, NY 10080 USA

Signature

Print name Bridget Ireland capacity VP – Compliance

Sign here [signature] date 12/13/08

Annexure A
Norwood Abbey Ltd. ACN# 085 162 456
This is annexure form A of 2 pages in form 604 Notice of Initial Substantial Holder

Purchase/Sale - Specified Cusip

December 7, 2005 *through* *December 12, 2006*

Update filter for cusip before running. CU = xxxxxxxx

Fund	Security Number	Security Desc	Tran Code	Cost	Principal	Shares/Par	Trade Date	Settle Date	Entry Date	Broker Executing	Price (Base)	Price (Local)	Memo Number	Merrin Trade Ticket # on Equity
815	6268017	NORWOOD ABBEY LTD	BUY	12,310.00	(12,310.00)	35,000.00	12/07/2005	12/12/2005	12/07/2005	JFI	$ 0.3510	$ 0.4693	15119650	1214119
815	6268017	NORWOOD ABBEY LTD	BUY	9,254.74	(9,254.74)	27,664.00	12/08/2005	12/13/2005	12/08/2005	JFI	$ 0.3339	$ 0.4454	15135073	1215150
815	6268017	NORWOOD ABBEY LTD	BUY	11,583.12	(11,583.12)	35,000.00	12/09/2005	12/14/2005	12/09/2005	JFI	$ 0.3303	$ 0.4400	15148550	1215950
815	6268017	NORWOOD ABBEY LTD	BUY	9,816.51	(9,816.51)	29,836.00	12/12/2005	12/15/2005	12/12/2005	JFI	$ 0.3284	$ 0.4350	15157215	1216531
815	6268017	NORWOOD ABBEY LTD	BUY	6,751.30	(6,751.30)	20,540.00	12/13/2005	12/16/2005	12/13/2005	JFI	$ 0.3280	$ 0.4350	15166991	1217546
815	6268017	NORWOOD ABBEY LTD	BUY	3,112.91	(3,112.91)	9,460.00	12/14/2005	12/19/2005	12/14/2005	JFI	$ 0.3284	$ 0.4350	15179288	1218586
815	6268017	NORWOOD ABBEY LTD	BUY	7,121.59	(7,121.59)	20,000.00	12/19/2005	12/22/2005	12/19/2005	JFI	$ 0.3554	$ 0.4800	15211846	1223121
815	6268017	NORWOOD ABBEY LTD	BUY	8,661.33	(8,661.33)	25,000.00	12/20/2005	12/23/2005	12/20/2005	JFI	$ 0.3458	$ 0.4710	15219837	1223988
815	6268017	NORWOOD ABBEY LTD	BUY	3,419.22	(3,419.22)	10,000.00	12/21/2005	12/28/2005	12/21/2005	JFI	$ 0.3412	$ 0.4650	15230379	1225534
815	6268017	NORWOOD ABBEY LTD	BUY	1,666.24	(1,666.24)	5,000.00	12/22/2005	12/29/2005	12/22/2005	JFI	$ 0.3326	$ 0.4550	15241020	1227412
815	6268017	NORWOOD ABBEY LTD	BUY	4,962.67	(4,962.67)	15,000.00	12/23/2005	12/30/2005	12/23/2005	JFI	$ 0.3302	$ 0.4533	15259777	1228429
815	6268017	NORWOOD ABBEY LTD	BUY	1,687.77	(1,687.77)	5,000.00	12/29/2005	01/04/2006	12/29/2005	JFI	$ 0.3369	$ 0.4600	15279090	1230603
815	6268017	NORWOOD ABBEY LTD	BUY	3,377.84	(3,377.84)	10,000.00	01/03/2006	01/06/2006	01/03/2006	JFI	$ 0.3371	$ 0.4550	15305578	1232186
815	6268017	NORWOOD ABBEY LTD	BUY	5,495.12	(5,495.12)	16,030.00	01/04/2006	01/09/2006	01/04/2006	JFI	$ 0.3421	$ 0.4575	15315619	1233400
815	6268017	NORWOOD ABBEY LTD	BUY	2,349.38	(2,349.38)	6,970.00	01/05/2006	01/10/2006	01/05/2006	JFI	$ 0.3364	$ 0.4500	15326624	1234978
815	6268017	NORWOOD ABBEY LTD	BUY	8,445.60	(8,445.60)	25,000.00	01/06/2006	01/11/2006	01/06/2006	JFI	$ 0.3372	$ 0.4470	15336141	1236126
815	6268017	NORWOOD ABBEY LTD	BUY	24,231.60	(24,231.60)	73,884.00	01/09/2006	01/12/2006	01/09/2006	JFI	$ 0.3273	$ 0.4339	15347946	1237765
815	6268017	NORWOOD ABBEY LTD	BUY	2,910.17	(2,910.17)	9,116.00	01/10/2006	01/13/2006	01/10/2006	JFI	$ 0.3186	$ 0.4250	15361047	1238753
815	6268017	NORWOOD ABBEY LTD	BUY	1,829.51	(1,829.51)	5,700.00	01/12/2006	01/17/2006	01/12/2006	JFI	$ 0.3203	$ 0.4271	15381949	1240425
815	6268017	NORWOOD ABBEY LTD	BUY	8,132.50	(8,132.50)	25,000.00	01/13/2006	01/18/2006	01/13/2006	JFI	$ 0.3247	$ 0.4300	15393974	1242839
815	6268017	NORWOOD ABBEY LTD	BUY	19,640.83	(19,640.83)	57,900.00	01/16/2006	01/19/2006	01/17/2006	JFI	$ 0.3385	$ 0.4484	15404606	1244243
815	6268017	NORWOOD ABBEY LTD	BUY	15,819.46	(15,819.46)	47,577.00	01/17/2006	01/20/2006	01/17/2006	JFI	$ 0.3318	$ 0.4411	15404609	1244518
815	6268017	NORWOOD ABBEY LTD	BUY	35,372.49	(35,372.49)	96,034.00	01/18/2006	01/23/2006	01/18/2006	JFI	$ 0.3675	$ 0.4916	15414035	1245793
815	6268017	NORWOOD ABBEY LTD	BUY	52,539.89	(52,539.89)	136,769.00	01/19/2006	01/24/2006	01/20/2006	JFI	$ 0.3835	$ 0.5133	15435263	1249422
815	6268017	NORWOOD ABBEY LTD	BUY	18,376.35	(18,376.35)	50,000.00	01/20/2006	01/25/2006	01/20/2006	JFI	$ 0.3668	$ 0.4903	15434776	1248833
815	6268017	NORWOOD ABBEY LTD	SELL	(1,203,456.89)	63,759.50	(1,203,410.00)	12/08/2006	12/13/2006	12/08/2006	JFI	$ 0.0530	$ 0.0675	18165332	1813670
815	6268017	NORWOOD ABBEY LTD	SELL	(882,944.44)	47,965.54	(996,590.00)	12/11/2006	12/14/2006	12/11/2006	JFI	$ 0.0482	$ 0.0614	18180097	1818261
815	6268017	NORWOOD ABBEY LTD	SELL	(2,369,193.80)	196,468.12	(4,800,000.00)	12/12/2006	12/13/2006	12/12/2006	JFI	$ 0.0410	$ 0.0521	18204427	1819159
			Sub Total	-4,176,726.99	29,325.02	-6,202,500.00								
			Grand Total	-4,176,726.99	29,325.02	-6,202,500.00								

Signed: ____________________ Date: 12-13-06

Printed on 12/13/2006 at 2:08 PM

NORWOOD ABBEY

MIT Patent Granted in Australia

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that its Research Partner Massachusetts Institute of Technology has been granted Patent Number 2002353840 by the Australian Patents Office. The Patent covers certain aspects of research concerning the delivery of drugs via microneedles that have been carried out in conjunction with Norwood Abbey.

Patent Number 2002353840 covers the concept of a microneedle transport device that includes a plurality of needles where the device embodies two actuators. The first actuator is designed to advance and retract the needles into/from the body, while the second actuator is designed to deliver the drug.

Norwood Abbey has an exclusive license over the technology.

The Company has commenced discussions in relation to potential collaboration/partnering arrangements in respect of Norwood's Microneedle technology.

For information about Norwood, visit the company's website at www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9770 0063

ADDITIONAL EPI-LASIK PATENT GRANTED IN US

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that the US Patent Office has granted an additional patent of the Norwood EyeCare patent portfolio, relating to Epi-LASIK refractive surgery. The Epi-LASIK procedure enables laser corrections to the eye without needing to make a cut through the eye. The removal of the need for a 'stromal cut' (through the eye) is seen as a major advance over the most commonly performed procedure known as LASIK.

The patent is numbered US Patent No. 7,156,859 and titled "Device for Separating the Epithelium Layer from the Surface of the Cornea of an Eye".

Overall, the patent which has a substantial number of individual claims, covers the concept of a device designed to 'collect' or 'capture' the separated epithelium layer as it is separated from the cornea of the eye.

The patent is related to a mechanical device to at least partially separate a portion of an epithelial material of a cornea from the cornea and comprising both a 'means for separating at least partially said portion of said epithelial material from said cornea; and a rotating drum positioned relative to said separator so as to be able to receive said separated portion of said epithelial material from said means for separating'.

In addition, the patent covers a device that separates at least partially and receives at least partially a portion of an epithelial material of a cornea from said cornea, the device comprising both a 'means for separating at least partially said portion of said epithelial material from said cornea; and a movable surface that is movable relative to said means for separating and is positioned so as to be able to receive said separated portion of said epithelial material'.

The inventors are Dr Ioannis Pallikaris and Dr Harilaos Ginis and the patent has been granted to FOS Holdings S.A.

Norwood Abbey has an exclusive license over the technology.

The Company is continuing discussions in relation to potential collaboration/partnering arrangements in respect of Norwood's EyeCare technology.

To find out more about the Norwood group, visit www.norwoodabbey.com and www.norwoodeyecare.com

For further information please contact:

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd
+61-3-9770-0063